                                                                     EXHIBIT 2.2

May 29, 1998

Raymond F. Schoenke, Jr.
Schoenke & Associates Corporation
Schoenke & Associates Securities Corporation
Schoenke & Associates of Hawaii, L.P.
20250 Century Blvd., 4th Floor
Germantown, Maryland 20874

Gentlemen:

This letter is to confirm our recent discussions with respect to the proposed acquisition by Clark/Bardes, Inc. or its affiliates or assigns ("CBI"), of certain assets as described in the attached Term Sheet (collectively, the "Purchased Assets") of Schoenke & Associates Corporation ("SAC"), Schoenke & Associates Securities Corporation ("SAS") and Schoenke & Associates of Hawaii, L.P. ("SAH") (SAC, SAS and SAH shall collectively be referred to as the "Companies"), on the terms and conditions set forth in this letter and in the Term Sheet attached hereto and made a part hereof (the "Acquisition"). CBI and the Companies are collectively referred to herein as the "Parties".

The Parties wish to commence negotiating a definitive written acquisition agreement providing for the Acquisition (a "Definitive Agreement"). The execution of any such Definitive Agreement would be subject to the satisfactory completion of CBI's ongoing investigation of the Companies' businesses, would be subject to the approval by CBI's lenders and the successful completion of the renegotiation of certain loan terms with such lenders, would be subject to CBI's successful completion of an initial public offering, would be subject to approval by CBI's Board of Directors, would be subject to CBI's financing of the Acquisition and would be subject to any other conditions referred to in the attached Term Sheet.

The Parties agree to the following provisions which shall be binding agreements whether or not a Definitive Agreement is entered into or the Acquisition is consummated:

A.   Confidentiality Agreement

The Confidentiality Agreement dated April 16, 1998 executed by CBI and accepted and agreed to by the Companies on April 21, 1998, remains in full force and effect and shall expire two years from the date hereof. The parties hereto further agree that the Companies, CBI, and Raymond F. Schoenke, Jr. (the "Principal") will not, and, as applicable, will direct their directors, officers, employees, affiliates and advisors not to, disclose to any person the terms of this transaction except as necessary to implement and conclude the transactions contemplated hereby.
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May 29, 1998
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B.   Exclusive Dealing

(i) Unless negotiations among CBI, the Companies and the Principal are terminated (it being understood that the Companies and the Principal will not unilaterally terminate negotiations as long as CBI is proceeding expeditiously in good faith), the Companies, their officers and directors, and the Principal shall not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal from any other person relating to the Acquisition or the sale of the ownership interest in the Companies, in whole or in part, through purchase, merger, consolidation or otherwise.

(ii) The Principal and Companies will immediately notify CBI regarding any contact between the Principal, any of the Companies or their respective representatives and any other person regarding any such offer or proposal or any related inquiry.

C.   Due Diligence

From and after the execution of this letter, the Companies and the Principal shall afford to CBI and its accountants, counsel and other representatives reasonable access to the Companies and shall furnish to CBI all information concerning the business, assets and properties of the Companies for the purpose of making such review and examination.

D.   Expenses

Each party shall bear its own costs and expenses (including all legal, accounting, investment banking and other costs) with respect to this transaction, whether the transaction is consummated or not, and the Definitive Agreement shall so provide.

E.   Conduct of Business

During the period from the date hereof through the closing of the transaction, the Companies agree and the Principal shall cause the Companies to operate their business solely in the ordinary and normal course.

F.   Counterparts

This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.
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May 29, 1998
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G.   Deposit

The parties have agreed that CBI will deposit with the Companies the sum of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Deposit") as a good faith deposit. The Companies shall repay the Deposit to CBI if the Acquisition has not been consummated on or before October 1, 1998 in accordance with the attached Term Sheet, such Deposit to be repaid upon the earlier of (i) October 1, 1998 or (ii) such date that the parties acknowledge that the Acquisition will not be consummated prior to October 1, 1998. The Companies' obligation to repay the Deposit to CBI shall be secured pursuant to that certain Security Agreement dated the date hereof among the Companies and CBI.

The Parties shall proceed immediately and in good faith to complete the contemplated transaction. Although CBI represents to the Companies and the Companies represent to CBI that each such party intends in good faith to carry out the contemplated transaction, if no transaction occurs on or before October 1, 1998, or such other mutually agreed upon date, this letter and the Term Sheet shall be of no further force and effect, except that the provisions of Paragraphs A, D and G of this letter, and the related provisions of the Term Sheet, shall remain in full force and effect.

If you are in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

CLARK/BARDES, INC.

By:
     ----------------------------
     W.T. Wamberg
     Chairman of the Board

AGREED AND ACCEPTED THIS
29th DAY OF MAY, 1998

SCHOENKE & ASSOCIATES CORPORATION

By:  /s/ RAYMOND F. SCHOENKE, JR.
     ----------------------------
Its: Chairman of the Board
     Raymond F. Schoenke, Jr.

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May 29, 1998
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SCHOENKE & ASSOCIATES SECURITIES CORPORATION


By: /s/ RAYMOND F. SCHOENKE, JR.
   -------------------------------
Its: Chairman of the Board
    ------------------------------


SCHOENKE & ASSOCIATES OF HAWAII, L.P.


By: /s/ RAYMOND F. SCHOENKE, JR.
   -------------------------------
Its: Chairman of the Board
    ------------------------------




The undersigned is the owner of not less than 100% of the issued and outstanding voting shares or other voting ownership interests of the Companies and agrees to this letter and further agrees to proceed in good faith toward the consummation of the Acquisition upon the above terms and conditions.


Date: May 29, 1998                           By: /s/ RAYMOND F. SCHOENKE, JR.
     ----------------------------               --------------------------------
                                                Raymond F. Schoenke, Jr.